UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

bebe stores, inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

075571109

(CUSIP Number)

September 20, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Neda Mashouf

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 11,578,302 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 11,578,302 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,578,302 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.4% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)             Represents 11,578,302 shares of common stock held in the name of the Neda Mashouf Trust, dated March 20, 2007.

(2)             Based on 93,551,551 shares of the issuer’s common stock outstanding as of August 31, 2007, as reported by the issuer.

Item 1.
	(a)	Name of Issuer bebe stores, inc.
	(b)	Address of Issuer’s Principal Executive Offices 400 Valley Drive, Brisbane, CA 94005

Item 2.
	(a)	Name of Person Filing Neda Mashouf, Trustee of the Neda Mashouf Trust, dated March 20, 2007
	(b)	Address of Principal Business Office or, if none, Residence Neda Mashouf Grant, Tani, Barash & Altman 9100 Wilshire Blvd., Suite 1000 West Beverly Hills, CA 90212-3413
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 075571109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Neda Mashouf:
(a) Amount beneficially owned: 11,578,302 (1)
(b) Percent of class: 12.4% (2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 11,578,302 (1)
(ii) Shared power to vote or to direct the vote -0-
(iii) Sole power to dispose or to direct the disposition of 11,578,302 (1)
(iv) Shared power to dispose or to direct the disposition of -0-

(1)    Represents 11,578,302 shares of common stock held in the name of the Neda Mashouf Trust, dated March 20, 2007.

(2)    Based on 93,551,551 shares of the issuer’s common stock outstanding as of August 31, 2007, as reported by the issuer.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 20, 2007
Date
/s/ Neda Mashouf
Signature
Neda Mashouf TTEE Neda Mashouf Trust, dated March 20, 2007
Name/Title

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)